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**Beta_Bionics-Makers_of_the_Bionic_Pancreas.mp3** (5m 43s)
**11 speakers**
(Ethan, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Speaker 6, Speaker 7, Speaker 8, Speaker 9, Speaker 10, Speaker 11)

*[0:00:00]* **Ethan**: Hi. My name is Ethan, and I'm living with type 1 diabetes. One time, I was playing a sport, and it just hit me like a rock or something, and I felt low. It was really hard. My vision started to blur. I felt so weak. I know I was low, and there was nothing I could do to stop that from happening. When my blood sugar's low, I feel tired, I'm weak, I have blurry vision, and it's just a really miserable experience.

*[0:00:06]* **Speaker 2**: To be a type 1 diabetic requires constant care. You're constantly managing it, worrying about it, and thinking about it. There's nothing you do without thinking about diabetes.

*[0:00:08]* **Speaker 3**: Right now, the pump that I'm wearing doesn't make any decisions for me. I check my own blood sugar. I put that into the pump. I carb count. I put the number of carbs into the pump. The pump is set to calculate a dosage based on settings that I give it.

*[0:00:12]* **Speaker 2**: The margin for error is very slim. You can even do the exact same thing today that was very successful for you yesterday, and it can have bad results today. Your blood sugar can be sky high or drop severely low, and we don't understand why.

*[0:00:16]* **Speaker 4**: I'd like to introduce the first fully-automated, stand-alone bionic pancreas, and we're calling it the iLet. This is the bionic pancreas that we've been all striving to develop all these years. Ultimately, what we've come down to is a platform, a medical device platform that automatically controls blood sugar. It's a completely stand-alone device. It does not depend upon a smartphone technology.

*[0:00:21]* **Speaker 5**: The way it works is it loops every five minutes by grabbing glucose data from a continuous glucose monitor that the patient wears on their skin, takes that information, makes a therapeutic decision using the control algorithm that is embedded in, and computes how much insulin and/or glucagon to dose, and then infuses those doses through a tubing assembly that terminates in a needle site, also worn under the skin. That goes on relentlessly and continuously, once every five minutes.

*[0:00:27]* **Speaker 6**: I've been watching it develop for 14 years now, starting out in pig studies, and now it's on real children. I just feel so confident that this thing works. This little bionic pancreas will be available for everybody's child.

*[0:00:30]* **Speaker 4**: The bionic pancreas allows people to be spontaneous, to be as physically active whenever and as often as they want, to eat whenever they want. Basically, to keep diabetes from interfering with their life.

*[0:00:33]* **Speaker 5**: This is not an incremental change. This is really a fully autonomous system that, in my opinion, takes it to the top level short of a cure. This is the best you can do because, like I explained, with this device, the patients not only not need to worry about their insulin doses, they don't even have to appreciate how much insulin this device is getting.

*[0:00:38]* **Speaker 3**: Well, the first time that I wore the bionic pancreas
.... It's an incredible feeling, really. It's knowing that it's possible to have blood glucose that's what it should be all the time. My control for that one week, and then the seven weeks that I did last year ... My control was better than I've ever been able to get on my own in 15 years.

*[0:00:43]* **Speaker 6**: For parents, the iLet is a dream come true, one step short of a cure, in that it can be there with him, monitoring his blood sugar and treating it constantly, around the clock, which we can't be.

*[0:00:46]* **Ethan**: When I was on the bionic pancreas trial, I didn't know that I was on it. It almost seemed like I was a normal person again, without diabetes. I didn't have any illness or disease in any form. I didn't have to do any of the work that a diabetic has to do. I was a normal kid again. It was incredible.

*[0:00:51]* **Speaker 4**: Beta Bionics is a Massachusetts public benefit corporation. It allows us to put the needs of our community in front of shareholder interest and allows us to make decisions in a way that's ultimately best for the patient.

*[0:00:54]* **Speaker 7**: For the first time in over 80 years, the United States ... You can own a piece of a company that is not publicly traded through their platform.

*[0:00:56]* **Speaker 8**: I think it's amazing that by simply going to wefunder.com and find the Beta Bionics profile, you can click "invest" and literally be part of something that could change the life of millions of kids with type 1 diabetes.

*[0:00:59]* **Speaker 9**: As parents and loved ones of people living with type 1 diabetes, we often feel hopeless and out of control. This crowd funding offering gives you a chance to say that you contributed to the cause and you helped us bring this amazing technology to market.

*[0:01:03]* **Speaker 10**: Beta Bionics is like a perfect example of why I founded this company. I wanted to support really important things. Venture capitalists really don't invest in long-term things, but a community of people who really care about diabetes will invest in it, and that's kind of the impact I want to have on this world.

*[0:01:07]* **Speaker 11**: To those people who believe in the vision that we can build a better technology for our loved ones with type 1 diabetes, who want to help us build a bridge to a biological cure, and these are the investors we're looking for. These are

*[0:01:10]* **Speaker 11**: the partners we want to move this technology forward.

*[0:01:11]*






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**NPR Father Devises A 'Bionic Pancreas' To Help Son With Diabetes**

LINDA WERTHEIMER, HOST:

It's MORNING EDITION from NPR News. I'm Linda Wertheimer.

RENEE MONTAGNE, HOST:

And I'm Renee Montagne. Today in Your Health, one man's quest to protect his son. The New England Journal of Medicine reports that his experimental device, a bionic pancreas to automatically control blood sugar for people with Type 1 diabetes, appears to be working. NPR's Rob Stein has the story.

ROB STEIN, BYLINE: When I started working on this story, I knew life could be hard for people with diabetes. But I didn't really get how hard until Ed Damiano invited me into his home. Ed lives on a quiet cul-de-sac in a pretty little town outside Boston. It's the middle of the night. I'm camped out in his living room. Ed and his family are all asleep upstairs. An alarm goes off on Ed's nightstand. He jumps out of bed and I run upstairs. Ed's son, David, is asleep in the room next door.

STEIN: So what just happened?

ED DAMIANO: So David's alarm went off.

STEIN: David has Type 1 diabetes, so he sleeps hooked up to a monitor that goes off when his blood sugar gets too low.

E. DAMIANO: It suggests that he's very, very low.

STEIN: Why are you worried about that. What's the danger?

E. DAMIANO: So the danger there is that there's a syndrome called dead-in-bed syndrome.

STEIN: Dead-in-bed syndrome. Some diabetics go to sleep and just never wake up. It's rare, but it does happen.

E. DAMIANO: The fear is that there's going to be this little cold limb and I screwed up. And that's quite a screw-up. You know, I mean, that' - it's all on me.

STEIN: OK so you're going to go into his room right now?

E. DAMIANO: Yep.

STEIN: OK.

STEIN: We tiptoe into his son's room. David, he's 15. He's sprawled out on the bed. His father reaches for his hand. David's warm. He's OK. We slip out of the room. David's still sleeping.

E. DAMIANO: That's the moment of relief, right?

STEIN: Ed Damiano's been doing this night after night, sometimes several times a night since David was diagnosed 14 years ago.

STEIN: You do this every night?

E. DAMIANO: It became a new routine of my life 14 years ago - my new normal.

STEIN: But Ed knows he can't keep this up forever. In just a few years, David's going off to college. What then? So Ed, who is a biomedical engineer, decided to invent something to watch over his son - something he calls a bionic pancreas.

TOBY DAMIANO: David? Are you awake? You are.

STEIN: The next morning, Ed and his wife, Toby, seem like any other parents rushing to get their kids, David and his sister Emily, off to school.

T. DAMIANO: Bye, honey.

STEIN: After they're gone, they explain how all this started.

T. DAMIANO: So Davey was 11 months old. He was starting to walk. He was pushing a push wagon. And then he stopped doing it.

STEIN: He stopped trying to walk, stopped eating, got weaker and weaker. Toby took her son to the doctor. Turned out, his pancreas didn't make insulin so the sugar in his blood was poisoning his body. She realized he was facing a long list of terrible complications later in life - blindness, amputations, heart attacks. She rushed him to the hospital.

T. DAMIANO: I crawled into that hospital crib with my son and I held him. And he got stuck and pricked and, you know, I knew how much work we were going to have to do to keep him safe and I knew the consequences of not doing a good job.

STEIN: Toby's a pediatrician. She and Ed made themselves into experts about diabetes. And Ed became a 24/7 walking blood sugar monitor.

E. DAMIANO: It's now 1:20 a.m.

STEIN: Even pricking David's finger in his sleep to test him, giving him insulin when his blood sugar's too high and getting him to sip juice without waking up when he's too low.

E. DAMIANO: David is sleeping soundly.

STEIN: But even Ed, watching him so closely, couldn't become a human pancreas.

E. DAMIANO: It's intimidating when you start considering the list of things that influences blood sugar - I mean, emotions and physical activity, if you're healthy, if you're under the weather. You can't possibly take into account and balance all those things. And you sometimes get it right and you often get it wrong.

STEIN: Ed became convinced there must be a better way and that he could find it. So he essentially switched careers from writing esoteric papers about mathematics to developing a bionic pancreas at Boston University.

E. DAMIANO: A bionic pancreas is a device that automatically takes care of your blood sugars 24/7. It's a device that basically comes to know you. And it's the next best thing to a cure.

STEIN: That's a pretty bold statement. But Ed's clearly a confident guy and he tells me he doesn't let doubts get in his way. There's lots of other people out there working on something like this, but his gizmo is one of the most advanced. At the moment, it's basically a really, really smart app.

E. DAMIANO: The current incarnation of our system runs on an iPhone and that iPhone is connected to a continuous blood sugar monitor.

STEIN: A monitor that some diabetics already wear taped to their bellies. They look kind of like a small pager.

E. DAMIANO: And it wirelessly talked to two pumps - one filled with insulin...

STEIN: Which lowers blood sugar.

E. DAMIANO: ...And one filled with glucagon.

STEIN: Glucagon - another hormone which raises blood sugar. For the person using the app, it constantly crunches the numbers from the monitor to tell the pumps how much insulin or glucagon to infuse through tiny tubes inserted under their skin.

E. DAMIANO: It's life-transformative, not having to think about their diabetes anymore. OK, it's a total game-changer.

STEIN: And it looks like it's working. In the New England Journal of Medicine, Ed and his colleagues reported his bionic pancreas did great on 52 teens and adults. And Ed's got the go-ahead to let volunteers use it on their own for the first time.

STEIN: Ed's clearly psyched when he meets his volunteers at the Massachusetts General Hospital in downtown Boston.

E. DAMIANO: It's fun to just be in the, you know, in the heat of the moment. (Laughing).

STEIN: His team's getting ready to hook up the volunteers.

ARIANA KOSTER: I'm Ariana. I am 23 years old.

STEIN: Ariana Koster's been struggling with diabetes since she was 11. She can't wait.

KOSTER: It's very, very exciting. This thing is going to take the worries about my blood sugar off my hands for a few days.

STEIN: Ed's team explains how the bionic pancreas works, helps Ariana set it all up.

KOSTER: All right, insulin is loaded.

STEIN: And starts counting down...

KOSTER: Ten, nine, eight...

STEIN: ...To the moment when they'll switch on her bionic pancreas.

(APPLAUSE)

E. DAMIANO: You guys are bionic.

KOSTER: I'm a bionic woman.

STEIN: Back at Ed's house that night, he's watching his volunteers' sugar in real time on his iPad mini. He pulls up Ariana's numbers.

E. DAMIANO: There it is.

STEIN: The bionic pancreas is literally making life-and-death decisions for her.

E. DAMIANO: Oh it's amazing, right? I'm blown away by these numbers. I'm so reassured by these numbers.

STEIN: But things didn't go as well for his son David that day. He doesn't have the bionic pancreas yet.

E. DAMIANO: You went to class with your pump, where? In the locker room?

DAVID DAMIANO: In my backpack.

E. DAMIANO: You forgot to connect it?

D. DAMIANO: Yes. You want to record this?

E. DAMIANO: Yes, I definitely want to record that. The teenage brain.

STEIN: They're laughing, but this is just the kind of thing that terrifies Ed and Toby. It won't be long before David goes off to college and Ed's not there to make sure he's okay.

E. DAMIANO: I mean, we could just get a phone call from the dean of students one day.

T. DAMIANO: Your son is dead. He's in his room. We don't know anything. OK? And I know what happened. He overdosed on insulin by accident. I raised this precious person for 20 years and he died for some stupid mistake.

STEIN: David knows he has to work harder at taking care of himself, but he's confident his dad's bionic pancreas will be ready in time.

D. DAMIANO: My whole life I've just known - just had this knowledge that my dad is going to have this bionic pancreas out when I go to college.

STEIN: Are you kind of figuring he's going to make it?

D. DAMIANO: Yeah I'm confident in him. He works really hard - really hard.

KOSTER: Maybe I'll bring you cookies.

E. DAMIANO: Two-thirty in the morning.

STEIN: By the end of the week, it's time for Ed to check in with Ariana and the other volunteers.

KOSTER: I can already see how awesome it is.

STEIN: For the first time in forever, Ariana's not obsessing over her blood sugar. She even snuck a cookie that night.

KOSTER: Oh, it's amazing. It's going to change my life.

STEIN: The next round of testing starts this afternoon. Ariana, and dozens of other volunteers around the country, including some kids at camp this summer, are trying it for even longer. Ed hopes that will help prove his bionic pancreas works just in time for David's first night alone in his dorm room. Rob Stein, NPR News.

MONTAGNE: And you're listening to MORNING EDITION from NPR News.

Copyright 2014 NPR. All rights reserved. Visit our website terms of use and permissions pages at www.npr.org for further information.

NPR transcripts are created on a rush deadline by Verb8tm, Inc., an NPR contractor, and produced using a proprietary transcription process developed with NPR. This text may not be in its final form and may be updated or revised in the future. Accuracy and availability may vary. The authoritative record of NPR's programming is the audio record.



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**Summer_Camp_2013_Helmsley.mp3** (5m 36s)
**5 speakers**
(Announcer, Male, Female, Group of voices, Grandson)

*[0:00:00]* **Announcer**: This is one of the most advanced laboratories in the world. These are the test subjects and these are the most grueling tests that we could design. What is happening at these camps is an outpatient trial of an innovative technology in the early stages of development that could really change the game for people with type 1 diabetes.

*[0:00:04]* **Male**: Type 1 diabetes is a condition in which the pancreas stops making insulin which is a hormone that lowers blood sugar and when this happens, people with type 1 diabetes have to manage their blood sugar manually so they need to check their blood sugar frequently by pricking their skin and they need to give themselves doses of insulin either with an insulin pump or a needle. The challenge is to maintain near normal blood sugar levels, but while at the same time minimizing the exposure to very low blood sugars which are acutely dangerous. To have to think about he amount of glucose in your blood day in and day out, hour after hour after hour is an absurd and impossible task. It is the only disease that I know of that you're making dosing decisions with a medicine that can kill you if you get it wrong and you're doing those decisions 24-7. We're trying to build a system that as much as possible does not require the person with diabetes to even know what their blood sugars are.

*[0:00:18]* **Female**: This is my bionic pancreas, but we have a name for it. It's called the bio pancky to keep it more fun because diabetes can be fun.

*[0:00:20]* **Male**: I call it the fancreas, the fake pancreas. The front of it is an iPhone that runs the software that they design and the back of it is a continuous glucose monitor. The bionic pancreas takes a measurement of blood sugar every five minutes and then makes a decision without involving the person with diabetes in that decision about how much insulin or glucagon to give, regulating their blood sugar 24 hours a day. Including at night when they're sleeping or when they're distracted. The T1D program of the Helmsley Charitable Trust aims to accelerate the development of tools and devices to ease the burden of living with T1D. One of the important roles at the trust is to facilitate collaboration amongst grantees across the T1D landscape and the bionic pancreas study is a great example of that. It's bringing together an exciting new technology and development with the great work that's being done at these camps.

*[0:00:32]* **Female**: This camp, specifically Clara Barton Camp, is for young woman and the Joslin Camp is for young boys and all together we make up the Barton Organization for Diabetes Education. We're trying to make people live well with diabetes. Firsts are a really big deal here so we make a big announcement in the dining halls, so and so did their shot in their leg for the first time. So and so did this or that. Kids can just sort of be kids.

*[0:00:38]* **Male**: Okay folks. We're about to start the bionic pancreas on eight girls. Eight of you are on usual care this week, and the other eight are on flows with control and you'll be completely controlled by the device for the next five days. Is everybody ready?

*[0:00:42]* **Group of voices**: Yes. 9-8-7-6-5-4-3-2-1. Go.

*[0:00:43]* **Male**: Okay guys. We've got eight bionic girls here for the next five days. There's really no better environment to test this device in and adolescent population than in a diabetes camp setting. They're very, very physically active so they give lots of challenges to the system that you wouldn't see in many other settings. Looking at the performance of the device in the first week has been very encouraging.

*[0:00:48]* **Female**: This system really gets to know your body and my blood sugars have been great. I think my average for the day I think is 120 which is really, really good. I love it a lot because my blood sugar's been really good. Average is 130. If I'm out and playing like at sports I tend to go low, but if I had like a bio pancreas it would like treat me so I could keep playing. It's just a dream I guess until they have a cure.

*[0:00:56]* **Grandson **: My daughter was diagnosed March 23, 2007. She was 6 years old. Five months later my grandmother Leona Helmsley died and I became a trustee of a very large trust. As I did diligence, it became very clear to me that this was more about everyone living with type 1 and not just my daughter. We had the wherewithal and the ability to actually have a significant impact on this disease. Our major goal because we fully recognize the cure's not happening any time soon, is to ease the burden of managing this disease. This technology would not only ease the burden it would have an absolutely dramatic effect on outcomes.

*[0:01:04]* **Male**: I really do firmly believe that we have a lot of good reason to hope

*[0:01:05]* **Male**: that this technology will provide the bridge that we need to get to a cure.

*[0:01:06]*



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**Beta_Bionics_-_Ted_Talk.mp3** (18m 5s)
**1 speaker**
(Speaker 1)

*[0:00:04]* **Speaker 1**: Imagine for a moment if you are the parent of a child with a chronic illness and the medicine that you give that child every night could kill him if you get the dose wrong, just a little bit . Now imagine for a moment that the dose that you gave him yesterday that worked doesn't work today for some reason. Imagine that you have to worry about this every single day for the rest of your child's life. Finally, imagine that you have to send that child off to college one day and the full burden of that responsibility falls on your child's shoulders and the worry of that child being able to get up and take on a new day was always ever in your mind. If you could imagine all of that, then you can image what it is to be a parent of a child with Type I Diabetes. About 15 years ago, my wife Toby who had been a practicing pediatrician at the time for just a year diagnosed our son David with Type I Diabetes who's only 11 months old at the time. He nevertheless had this constant burden that he had to deal with and would have to deal with for as long as he had Diabetes, which potentially is the rest of his life. I think of everybody with Type I Diabetes as being either the boy or girl who lived. That first night when David was diagnosed, I can remember my wife crawled into the crib. It was really a small hospital bed in the ICU and she curled herself around his tiny self. While I really didn't know or appreciate what life had in store for us after that, all I could really remember, the thought that came to mind was that really the only difference between nightmare and reality is that reality lasts longer. It was a pretty scary moment. Not too long after that, I began to think about a way in which I might be able to help build a technology or at least contribute in some way to building a technology that could automatically take care of David's blood sugar levels so that he wouldn't have to. Now, my background was in applied mathematics. I used to study the way biological systems worked and I used mathematics as a principle tool to do that. It turns out that while I didn't think I could find a cure for Type I Diabetes, those weren't my skill sets, I did think I had the skill sets that I could lend to this problem of building this automated technology. What really began as essentially a research project ... It was really a hobby at first. It then grew into a research project. Ultimately, it turned into an all consuming determined effort to build an automated glucose control system, a bionic pancreas that would take care of David by the time he goes off to college in just 27 months, not that I'm counting. I had no idea really what all of that would entail when I took this on. I think what we need to do first is just step back and talk about what is Type I Diabetes. Type I Diabetes is an autoimmune disorder and it's an autoimmune disorder in which a person's T cells perversely attack the insulin producing beta cells in the pancreas leaving them deplete of any insulin. What does that mean? It turns out that insulin itself is extremely important for glucose regulation. What it does is it shuttles glucose sugar from the blood into fat and muscle cells where they can use them for energy and storage. What happens when someone has Diabetes and they don't have insulin anymore prior to the discovery of insulin, people would be diagnosed with Type I Diabetes and they would begin to waste away. They would ultimately become catabolic and very lethal ketones would build up in their blood and they would ultimately be poisoned and die. It was essentially a death sentence. A diagnosis of Type I Diabetes was a worse diagnosis than cancer at the time. It turns out that when this was discovered, people survived a diagnosis of Type I Diabetes but ultimately they needed to manage their blood sugars in such a way as to stave off the long term complications. This wasn't known for decades. It wasn't understood what was happening. People were surviving diagnosis but they were suffering from long term chronic complications of Diabetes. These include heart disease, stroke, blindness. It's a very dangerous, long, scary list of complications. People's lives were plagued with morbidity and their life spans were shortened dramatically for decades after insulin therapy. It wasn't until about 70 years later that people started to ... clinical research scientists began to realize what was going on here. They conducted a trial, a seminal study called the diabetes control and complications trial in which they looked at whether or not lowering your blood sugar levels could stave off long term complications of type I diabetes or at least reduce them. It turns out that's exactly what they showed. In a 10 year long study, they were able to discover that if you could lower average blood sugar levels in people with type I, you could stave off the long term complications and they could live healthier lives with less morbidity. That was all well and good but it turns out there was a catch. The catch was that while you could stave off long term complications with good insulin therapy, the problem was that if you overdosed insulin just a little bit, you could kill people. You could have what's called hypoglycemia. Insulin is a very dangerous substance. It's got a very high toxicity index and a very narrow therapeutic range. What that means really is that a slight overdose of insulin can be lethal. It turns out while we were trying our best to bring people's average blood sugars down, we were finding that in those people that were achieving those goals for therapy, they were suffering from hypoglycemia, low blood sugar levels. Severe hypoglycemia could be deadly. In fact, if you had severe hypoglycemia at nighttime, you might in fact never wake up. It's called dead in bed syndrome and it's one of the scariest concerns of people with type I diabetes and parents of children with type I diabetes. It really is literally keeping people up at night. We would check David's blood sugar levels one, two, three times a night every night, sometimes more, sometimes less. You have to do this to make sure that your child is safe at night because if you give him a little bit too much insulin, he may never wake up. In David's case, we would give him a little bit of insulin if his blood sugar was high, give him a little bit of juice if his blood sugar was low, and he would sleep through all of this by the way. He would never wake up to this. We'd give him a little straw and he'd suck it down sound asleep, after all, he was only an infant when he was diagnosed. He was nursing at the time, so he just continues that reflex. The reality is that while that is a blessing, it is a tremendously scary prospect when he heads off to college because he doesn't wake up to alarms. He doesn't wake up to hypoglycemia. Whereas some people do, he doesn't. The worry is what happens when David heads off to college. Whereas the DCCT, this DCCT trial showed us that we need to maintain as tight a blood glucose control without hypoglycemia. It also showed us in the 20 years since them that we don't have the tools to prevent, we really just don't have the tools necessary to achieve those glycemic levels. What's happening instead is people are running high blood sugar levels or they're suffering from severe hypoglycemia. As we'll see in a moment, the standard of care in the US today is not meeting for therapy. People are running around with high blood sugar levels, about twice the normal average. These are leading to all these complications I was telling you about. The task is clear: maintain your blood sugar levels as near to the normal range as possible without hypoglycemia but the tools are not up to the task. What we need is a new tool. Until quite recently, the tools that we had at our disposal were really anemic. The medical device industry in diabetes and the insulin, the pharmaceutical industries in diabetes really were not innovating. Quite recently, they've started to make tremendous progress and we've leveraged that progress and integrated it with our bionic pancreas to build a synergistic system that automatically regulates blood sugar in type I diabetes to levels that are really quite close to the normal range and that stave off hypoglycemia. What started with a clumsy cobbling together of a laptop with glucose sensors and pumps, which we used in our first studies, turned into a slightly more elegant albeit still somewhat clumsy iPhone mobile system where all our systems ran on the iPhone and controlled wirelessly to pumps and also received glucose levels from a censor. This device allowed us to do outpatient studies. What we've done since then is to build a much more elegant package. We've built a true medical device that integrates all of these pieces into one single device. We call this device the .. The iLet is a single handheld unit that has both insulin and glucagon. Insulin as I was telling you is a hormone that lowers blood sugar levels. Glucagon counters that. It's a hormone also secreted by the pancreas that raises blood sugar. These things act in counter to one another. The iLet consists of three components. It's got a continuous glucose sensor which is a body worn sensor you change roughly once a week and it sends glucose levels wirelessly to the device. It has in it all these mathematical algorithms that we developed which make therapeutic decisions to determine how much insulin and glucagon to deliver every five minutes. Then, it controls two built in pumps, one to deliver insulin and one to deliver glucagon through tiny tubes that come out of the bottom of the device and connect through little thin catheters that are placed under your skin. It has about a week's supply of drug. This device you can put in your pocket. It's about the size of an iPhone about twice as thick. It truly takes over diabetes management. It's a turnkey solution for type I diabetes. You type in your weight and it automatically begins adapting to your ever changing insulin needs. With our device, we've studied subjects in out patient studies over the past two years, the iPhone system, the predecessor to this one, in people six years old and as old as 76 years old, and people weighing 47 pounds and as large as 288 pounds. People have had diagnosis for one year and as much as 45 years. The bionic pancreas doesn't discriminate against age, it doesn't discriminate against gender, against race, or even how well or poorly you manage your blood sugar levels on your own. Really to make this point clear, I'd like to show you an example of how well this device works in just one of our subjects. This is an anecdotal example but I think it really gives you a sense of how powerful this tool is in helping people manage their blood sugars. What you see here is the average daily blood sugar levels of one subject with type I diabetes. You can see all 11 days wearing her own insulin pump, taking care of her own diabetes. She's not on the bionic pancreas. You can see that the goal for therapy, which is this green shaded region, is not being achieved day or night. She's well away from the goal for therapy every single day and every single night on her own care. I choose this example because this is how people take care of themselves out there. This is quite typical of the national average of type I diabetes in this country. This is not far off from what people do day in and day out in this country with the tools we have for them today. Notice also how much variability there is from day to day. Blood sugar control is totally capricious when it comes to self managed diabetes care. Now look what happens when the person wears the bionic pancreas for 11 days. Notice how little variability there is. Every day she's in target range. Every night she's in target range. Notice how little variability there is from day to day. I would like to emphasize that when she's on her own pump, when she's taking care of her own diabetes, she's working hard to get this result. This is not coming easy to her. When she's on the bionic pancreas, she's not thinking about her diabetes anymore. She's not worrying about her blood sugar levels. The bionic pancreas takes that over for her. She can be spontaneous again. She can exercise at will, as much as she wants, as little as she wants. She can eat whenever and whatever she wants. The bionic pancreas truly is a game changing technology. I just want to close with a couple of comments. For one thing, the bionic pancreas is truly an innovative technology unlike anything we've seen since the discovery and purification of insulin. It solves four of the leading concerns in type I diabetes management. It brings average glucose levels down in everyone to levels that would stave off all long term complications. It controls hypoglycemia and prevents even mild hypoglycemia and likely completely eradicates severe hypoglycemia in everyone. It unburdens people of the stress of taking care of diabetes, of the effort and the relentless need to comply with therapy. After all, the bionic pancreas is the first technology to comply with the patient rather than the other way around. Finally, the bionic pancreas unburdens people of the emotional stress, of the fear of hypoglycemia and the worry and dread of long term, chronic complications. I'd like to just make the comment about David now. David is a teenage boy. He just sent me a text yesterday that he's just gotten his permit and now he is driving or will be soon. I was a teenage boy. I know whereof I speak. Teenage boys are not human. Teenage boys are highly complex, multi-cellular organisms at best. They're a disconnected mass of excitable cells but they're a danger to themselves as I was many times over again. David once nearly stabbed himself with a toothbrush. Imagine that for just a moment. All of the worries and the fear of type I diabetes and we almost lost him to stabbing, self stabbing by a toothbrush. This is a blunt instrument. How that could happen, I'll get into that another time. The fact is that David literally pierced the back of his throat by brushing his teeth. Dental hygiene is extremely dangerous among teenage boys as is diabetes, maybe more so. My wife rushed him to Boston Children's Hospital where one fellow after another looked at this perplexing problem, had no idea what to do. They did a CT of the head and neck and then finally the attending physician comes in and says there's a 95% chance you didn't lacerate the carotid artery. He shouldn't bleed out on the way home. David has done fine since then. I would just like to finish by pointing out that I believe that David is in good hands as long as he's with us. He's well taken care of. Basically, I feel like he's safe we've taken care of him to infancy through toddler hood through adolescence, the whole arc of his young life. I feel like as long as he's with us, he's safe but the worry is when he leaves home, when he's on his own, when he's in college and he's got to check those blood sugars at night. Will he wake up at night? Will he wake up to see another day? We cannot, we must not get that phone call. If I leave you with anything tonight, it is with this appreciation for the true risk that is type I diabetes, for this reality, the reality we're trying to change. The point here is that the bionic pancreas is not a cure. People with type I diabetes have been told literally for decades that the cure is but five years away decade after decade after decade. I can tell you with great sadness that there is no cure in five years and there's not likely to be one in 10. The bionic pancreas is no cure but it is a bridge to a cure. The bionic pancreas is a sturdy bridge to a cure. It is the ever extendable bridge to the ever elusive cure.

*[0:18:01]* **Speaker 1**: I thank you all very much.

*[0:18:02]*




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**Report_and_update_on_Elise_and_the_Bionic_Pancreas.mp3** (2m 44s)
**6 speakers**
(Speaker 1, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Speaker 6)

*[0:00:00]* **Speaker 1**: It's not a cure for juvenile diabetes but many parents are calling the bionic pancreas the next best thing, and now a north Texas 6 year old is helping perfect it. CBS 11's Robbie Owens has the story from Grapevine.

*[0:00:03]* **Speaker 2**: At 6, Elysse is an adorable, happy little girl, but keeping her healthy is a 24/7 affair.

*[0:00:05]* **Speaker 3**: At around or midnight, and then we check her again at 3 A.M., and those are just 2 checks, assuming everything is good, so if things are not good, there's many more checks throughout the night.

*[0:00:08]* **Speaker 2**: Just days after her first birthday, Elysse was diagnosed as a type 1 diabetic.

*[0:00:09]* **Speaker 4**: What I knew about diabetes scared me, and she was a baby, so I was thinking, "How am I going to do this?"

*[0:00:11]* **Speaker 3**: One of us would hold her down while she screamed and the other one would give her the shots. Luckily she doesn't remember that.

*[0:00:13]* **Speaker 2**: The diagnosis turned the Kunyas into instant activists, mobilizing teams around the world for fundraising walk.

*[0:00:15]* **Speaker 5**: It's sometimes hard and not fair. I just don't like diabetes.

*[0:00:16]* **Speaker 2**: So the brave 6 year old will soon take part in clinical trials for what's being called the next best thing to a cure, the bionic pancreas.

*[0:00:18]* **Speaker 3**: This is a game changer.

*[0:00:19]* **Speaker 2**: The revolutionary device not only monitors blood sugar levels but automatically dispenses the correct amount of insulin when sugar levels are too high, or glucagon when levels are too low.

*[0:00:21]* **Speaker 4**: I got to hold it. I got to see it actually work.

*[0:00:22]* **Speaker 3**: There's all these things that we have to think about, and then the bionic pancreas basically just does all the thinking for you.

*[0:00:24]* **Speaker 2**: Elysse will participate in the trial during a 2 week stay at a camp for diabetic kids, and while mom admits to more than a little separation anxiety, she's letting her go now in the hope that her burden will be lighter when she has to let her go for good.

*[0:00:28]* **Speaker 4**: It is all on them to take care of themselves, and it is exhausting. I mean, it is exhausting, and if we can take some of that away from her where it's not such a burden, that would mean everything to me.

*[0:00:31]* **Speaker 2**: In Grapevine, Robbie Owens. CBS 11 News.

*[0:00:32]* **Speaker 6**: The family of a 6 year old diabetic girl says she's doing great in a first of its kind clinical trial. We introduced you to Elysse Kunya on Friday. Doctors have now fitted her with something they call a bionic pancreas. Helps control her type 1 diabetes. She is participating in this clinical trial. Some doctors are already calling this the next best thing to a cure. It's a bionic pancreas. It will test and

*[0:00:37]* **Speaker 6**: maintain her blood sugar levels without any finger pricks or any shots whatsoever.

*[0:00:38]*